

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 8, 2010

William Hartman
Chief Financial Officer
ZAP
501 4th Street
Santa Rosa, CA 95401

   Re: **ZAP**
     Form 10-K for Fiscal Year Ended December 31, 2009
     Filed March 31, 2010
     Form 10-Q for Fiscal Quarter Ended June 30, 2010
     Filed August 13, 2010
     Form 8-K
     Filed September 16, 2010
     File No. 01-32534

Dear Mr. Hartman:

   We have completed our review of your filings and do not have any further comments at this time.

         Sincerely,

         Lyn Shenk
         Branch Chief